Exhibit 99.2

January 25, 2013

Range Resources Corporation

100 Throckmorton Street

Suite 1200

Fort Worth, TX 76102

Attention: Mr. Alan W. Farquharson

SUBJECT: Reserves	Audit of Internally Assigned

    Oil and Gas Reserves to the Interests of

    Range Resources Corporation

    In Certain Selected Properties

    Pursuant to the Requirements of the

    Securities and Exchange Commission

    Effective December 31, 2012

    Job 12.1437

At the request of Range Resources Corporation (Range), Wright & Company, Inc. (Wright) has performed a reserves audit to estimate proved oil, gas, and natural gas liquids (Plant) reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Alan W. Farquharson of Range. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8) and (a)(9). Wright was requested to compare its results to the internal estimates made by Range as of December 31, 2012. It is the understanding of Wright that the purpose of this reserves audit was to opine as to the reasonableness of Range’s internal projections, in the aggregate, of the selected properties. The effective date of this report is December 31, 2012. The report was completed January 25, 2013.

The properties evaluated in this report are located in the commonwealth of Pennsylvania and the state of Virginia. According to Range the total proved reserves subject to this evaluation and reasonableness opinion represent approximately 85 percent of Range’s reported total proved reserves.

Range provided to Wright their internal total summaries for the certain evaluated properties by reserves categories. Range estimated net reserves, future net cash flows, and discounted net cash flows as of December 31, 2012, the results of which are summarized in the following table:

Mr. Alan W. Farquharson

Range Resources Corporation

January 25, 2013

Range Resources Corporation SEC Parameters	Total Proved Developed	Proved Undeveloped	Total Proved
Net Reserves to the Evaluated Interests
Oil, Mbbl:	8,698.129	12,751.775	21,449.904
Gas, MMcf:	1,918,081.845	2,261,354.635	4,179,436.480
Plant, Mbbl:	130,072.694	73,709.920	203,782.614
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	2,750,706.783	2,780,124.805	5,530,831.588
Cash Flow (BTAX), M$ Undiscounted:	4,955,211.884	2,972,925.656	7,928,137.540
Discounted at 10% Per Annum:	2,396,690.663	125,790.499	2,522,481.162

Wright’s projections of the net reserves and cash flow to the evaluated interests in the certain selected properties are summarized in the following table, effective December 31, 2012.

Wright & Company, Inc. SEC Parameters	Total Proved Developed	Proved Undeveloped	Total Proved
Net Reserves to the Evaluated Interests
Oil, Mbbl:	6,652.016	12,424.729	19,076.745
Gas, MMcf:	1,929,625.211	2,249,907.028	4,179,532.239
Plant, Mbbl:	126,717.430	81,184.211	207,901.641
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	2,729,841.887	2,811,560.668	5,541,402.555
Cash Flow (BTAX), M$ Undiscounted:	4,777,528.895	3,080,628.943	7,858,157.838
Discounted at 10% Per Annum:	2,266,371.322	141,071.408	2,407,442.730

Comparing the results found in the previous tables, the differences between Range’s total proved reserves estimates and Wright’s independent audit is 0.191 percent based on gas equivalent volumes. Based upon the results of Wright’s evaluation, it is Wright’s conclusion that Range’s estimates of proved reserves are, in the aggregate, reasonable.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $95.05 per barrel for West Texas Intermediate oil at Cushing, OK, and $2.76 per Million British Thermal Units (MMBtu) for natural gas at Henry Hub, LA. These benchmark prices were adjusted for energy content, quality and basis differential, as appropriate. With the appropriate adjustments applied, the average adjusted product

Mr. Alan W. Farquharson

Range Resources Corporation

January 25, 2013

prices used to estimate proved reserves are $80.79 per barrel of oil and $2.74 per Mcf of gas. The plant product price was estimated to be approximately 33 percent of the base oil price, resulting in an average adjusted price of $31.14 per barrel. Product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes or fees, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PNP) and proved undeveloped (PUD) reserves categories. The summary classification of total proved developed reserves combines the PDP and PNP categories, and the summary classification of total proved reserves combines the total proved developed and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Range from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates, or changes in the analogous properties, may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

Mr. Alan W. Farquharson

Range Resources Corporation

January 25, 2013

All data utilized in the preparation of this report were provided by Range. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Range with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Range with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

It should be noted that no abandonment costs were included in the economic parameters in accordance with the instructions of Range. It was assumed that the cost to abandon the property would be directly offset by the salvage value. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Range’s assumptions.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Range, nor does Wright or any of its employees have direct financial interest in Range. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report was prepared for the information of Range, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Range and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by Range.

In compliance with the definitions of reserves audit referenced in item 1202(a)(9) of Regulation S-K, Wright has reviewed the pertinent facts interpreted and assumptions underlying the reserves estimates prepared by Range. It is Wright’s opinion that the methodologies employed, the adequacy and quality of the data relied upon, the depth and thoroughness of the reserves estimation process, the classification of reserves based on the relevant definitions used, and the reasonableness of the estimated reserves quantities are appropriate for the purpose served by the report and are in accordance with the guidelines set forth by the SEC.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Auditor as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. Alan W. Farquharson

Range Resources Corporation

January 25, 2013

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President